STATEMENT OF INVESTMENTS

Dreyfus Strategic Municipals, Inc.

June 30, 2007 (Unaudited)

Long-Term Municipal Investments--156.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--5.3%				
Houston County Health Care Authority, GO (Insured; AMBAC)	6.25	10/1/09	8,000,000 [a]	8,477,600
Jefferson County, Limited Obligation School Warrants	5.25	1/1/18	16,000,000	16,905,760
Jefferson County, Limited Obligation School Warrants	5.50	1/1/22	4,000,000	4,268,720
Alaska--.7%				
Alaska Housing Finance Corporation, General Mortgage Revenue (Insured; MBIA)	6.00	6/1/49	4,000,000	4,126,800
Arizona--3.7%				
Arizona Health Facilities Authority, Health Care Facilities Revenue (The Beatitudes Campus Project)	5.10	10/1/22	3,000,000	2,946,750
Maricopa County Pollution Control Corporation, PCR (Public Service Company of New Mexico Palo Verde Project)	5.75	11/1/22	6,000,000	6,038,100
Navajo County Industrial Development Authority, IDR (Stone Container Corporation Project)	7.40	4/1/26	1,585,000	1,621,122
Scottsdale Industrial Development Authority, HR (Scottsdale Healthcare)	5.80	12/1/11	6,000,000 [a]	6,472,560
Tucson, Water System Revenue (Insured; FGIC)	5.00	7/1/12	3,500,000 [a]	3,659,775
Arkansas--.5%				
Arkansas Development Finance Authority, SFMR (Mortgage Backed Securities Program) (Collateralized: FNMA and GNMA)	6.25	1/1/32	2,605,000	2,653,323
California--11.1%				
California, GO	5.25	4/1/14	4,995,000 [a]	5,374,870
California, GO	5.25	4/1/34	5,000	5,238
California, GO (Various Purpose)	5.50	4/1/14	3,385,000 [a]	3,692,189
California,				

GO (Various Purpose)	5.00	9/1/30	10,000,000	10,254,500
California, GO (Various Purpose)	5.00	3/1/32	5,000,000	5,113,750
California, GO (Various Purpose) (Insured; AMBAC)	4.25	12/1/35	9,000,000	8,190,810
California Pollution Control Financing Authority, SWDR (Keller Canyon Landfill Company Project)	6.88	11/1/27	2,000,000	2,011,020
California Statewide Communities Development Authority, Revenue (Bentley School)	6.75	7/1/32	2,000,000	2,152,060
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.80	6/1/13	8,100,000 [a]	9,685,332
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.90	6/1/13	2,000,000 [a]	2,400,940
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.75	6/1/47	8,000,000	8,365,760
State Public Works Board of California, LR Department of General Services (Butterfield State Office Complex)	5.25	6/1/30	5,000,000	5,215,250
Colorado--6.7%				
Beacon Point Metropolitan District, GO	6.25	12/1/35	2,000,000	2,080,120
Colorado Housing Finance Authority (Single Family Program) (Collateralized; FHA)	6.60	8/1/32	1,920,000	2,015,827
Denver City and County, Special Facilities Airport Revenue (United Air Lines Project)	5.75	10/1/32	5,000,000 [b]	5,203,500
Denver City and County, Special Facilities Airport Revenue (United Airlines Project)	6.88	10/1/32	7,135,000	7,144,989
Fiddler's Business Improvement District, Senior Lien GO Capital Improvement Bonds (Insured; ACA)	5.00	12/1/32	1,500,000	1,503,300
Fiddler's Business Improvement District, Senior Lien GO Capital Improvement Bonds (Insured; ACA)	4.50	12/1/36	2,800,000	2,541,392
Northwest Parkway Public Highway				

Authority, Revenue	7.13	6/15/41	10,750,000	11,465,950
Salida Hospital District, HR	5.25	10/1/36	3,500,000	3,476,410
Southlands Metropolitan District Number 1, GO	7.13	12/1/34	2,000,000	2,197,680
Florida--4.0%				
Deltona, Utilities System Revenue (Insured; MBIA)	5.13	10/1/27	6,000,000	6,203,700
Florida Housing Finance Corporation, Housing Revenue (Nelson Park Apartments) (Insured; FSA)	6.40	3/1/40	5,000	5,193
Municipal Securities Trust Certificates (Florida Housing Finance Corporation, Housing Revenue - Nelson Park Apartments) (Insured; FSA)	6.40	3/1/40	8,250,000 [c,d]	8,727,510
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/09	45,000 [a]	47,396
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/26	1,955,000	2,032,398
Palm Beach County School Board, COP (Master Lease Purchase Agreement) (Insured; FGIC)	5.00	8/1/29	5,470,000	5,605,820
Georgia--3.2%				
Augusta, Water and Sewer Revenue (Insured; FSA)	5.25	10/1/39	3,000,000	3,150,060
Brooks County Development Authority, Senior Health and Housing Facilities Revenue (Presbyterian Home, Quitman, Inc.) (Collateralized; GNMA)	5.70	1/20/39	4,445,000	4,823,225
Metropolitan Atlanta Rapid Transit Authority, Sales Tax Revenue (Third Indenture Series) (Insured; FGIC)	5.25	7/1/27	5,000,000	5,522,700
Milledgeville-Baldwin County Development Authority, Revenue (Georgia College and State Foundation)	6.00	9/1/13	2,090,000	2,306,273
Milledgeville-Baldwin County Development Authority, Revenue (Georgia College and State Foundation)	6.00	9/1/14	2,000,000 [a]	2,245,560
Hawaii--.4%				
Hawaii Department of Transportation, Special Facility Revenue (Caterair				

International Corporation)	10.13	12/1/10	2,200,000	2,206,160
Idaho--.6%				
Power County Industrial Development Corporation, SWDR (FMC Corporation Project)	6.45	8/1/32	3,250,000	3,427,385
Illinois--13.0%				
Cary, Special Service Area Number One, Special Tax Bonds (Insured; Radian)	5.00	3/1/30	1,950,000	1,977,963
Chicago (Insured; FGIC)	6.13	7/1/10	14,565,000 [a]	15,594,745
Chicago, SFMR (Collateralized: FHLMC, FNMA and GNMA)	6.55	4/1/33	2,870,000	2,907,798
Chicago, Wastewater Transmission Revenue (Insured; MBIA)	6.00	1/1/10	3,000,000 [a]	3,175,860
Chicago O'Hare International Airport, Special Facilities Revenue (American Airlines Inc. Project)	8.20	12/1/24	6,500,000	6,520,475
Chicago O'Hare International Airport, Special Facility Revenue (American Airlines, Inc. Project)	5.50	12/1/30	5,000,000	4,995,200
Illinois Educational Facilities Authority, Revenue (Northwestern University)	5.00	12/1/38	5,000,000	5,114,100
Illinois Educational Facilities Authority, Revenue (University of Chicago) (Insured; MBIA)	5.13	7/1/08	5,000 [a]	5,117
Illinois Health Facilities Authority, Revenue (Advocate Health Care Network)	6.13	11/15/10	4,020,000 [a]	4,291,792
Illinois Health Facilities Authority, Revenue (OSF Healthcare System)	6.25	11/15/09	7,730,000 [a]	8,211,502
Illinois Health Facilities Authority, Revenue (Swedish American Hospital)	6.88	5/15/10	4,960,000 [a]	5,345,987
Illinois Housing Development Authority, Homeowner Mortgage Revenue	5.10	8/1/31	5,555,000	5,591,219
Lombard Public Facilities Corporation, Conference Center and Hotel First Tier Revenue	7.13	1/1/36	3,500,000	3,733,660
Metropolitan Pier and Exposition Authority, Dedicated State Tax Revenue (McCormick Place Expansion) (Insured; MBIA)	5.25	6/15/42	5,325,000	5,562,814
Indiana--2.2%				

Franklin Township School Building Corporation, First Mortgage Bonds	6.13	7/15/10	6,500,000 [a]	7,021,950
Indiana Housing Finance Authority, SFMR	5.95	1/1/29	635,000	644,804
Petersburg, SWDR (Indianapolis Power and Light Company Project)	6.38	11/1/29	4,150,000	4,417,509
Kansas--6.1%				
Kansas Development Finance Authority, Health Facilities Revenue (Sisters of Charity of Leavenworth Health Services Corporation)	6.25	12/1/28	3,000,000	3,184,140
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FHLMC, FNMA and GNMA)	5.25	12/1/38	3,935,000	4,055,411
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA)	6.30	12/1/32	4,375,000	4,395,431
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA)	6.45	12/1/33	9,295,000	9,877,611
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA)	5.70	12/1/35	2,415,000	2,493,125
Wichita, Hospital Facilities Improvement Revenue (Via Christi Health System Inc.)	6.25	11/15/24	10,000,000	10,480,900
Kentucky--1.2%				
Kentucky Area Development Districts Financing Trust, COP (Lease Acquisition Program)	5.50	5/1/27	2,000,000	2,094,760
Kentucky Economic Development Finance Authority, MFHR (Christian Care Communities Projects) (Collateralized; GNMA)	5.25	11/20/25	2,370,000	2,516,087
Kentucky Economic Development Finance Authority, MFHR (Christian Care Communities Projects) (Collateralized; GNMA)	5.38	11/20/35	1,805,000	1,921,278
Louisiana--1.9%				
Lakeshore Villages Master Community Development				

District, Special Assessment Revenue	5.25	7/1/17	3,000,000	2,943,990
Louisiana Public Facilities Authority, Revenue (Tulane University of Louisiana Project) (Insured; MBIA)	5.00	2/15/35	6,250,000	6,444,813
Saint James Parish, SWDR (Freeport-McMoRan Partnership Project)	7.70	10/1/22	1,405,000	1,437,905
Maine--.5%				
Maine Housing Authority, Mortgage Purchase	5.30	11/15/23	2,825,000	2,894,693
Maryland--2.3%				
Maryland Community Development Administration, Department of Housing and Community Development, Residential Revenue	5.75	9/1/37	2,500,000	2,638,550
Maryland Economic Development Corporation, Senior Student Housing Revenue (University of Maryland, Baltimore Project)	5.75	10/1/33	4,500,000	4,448,475
Maryland Economic Development Corporation, Student Housing Revenue (University of Maryland, College Park Project)	6.50	6/1/13	3,000,000 [a]	3,399,480
Maryland Health and Higher Educational Facilities Authority, Revenue (Maryland Institute College of Art Issue)	5.00	6/1/30	2,500,000	2,513,300
Massachusetts--2.4%				
Massachusetts Health and Educational Facilities Authority, Revenue (Civic Investments Issue)	9.00	12/15/12	1,800,000 [a]	2,167,146
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	5.75	7/1/32	5,000,000	5,316,750
Massachusetts Industrial Finance Agency, RRR (Ogden Haverhill Project)	5.60	12/1/19	6,000,000	6,189,300
Michigan--7.0%				
Charyl Stockwell Academy, COP	5.90	10/1/35	2,580,000	2,677,498
Detroit School District, School Building and Site Improvement Bonds (GO - Unlimited Tax) (Insured; FGIC)	5.00	5/1/28	5,000,000	5,112,650
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.00	7/1/35	5,930,000	6,414,718

Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.25	7/1/40	3,000,000	3,291,540
Michigan Hospital Finance Authority, Revenue (Ascension Health Credit Group)	6.13	11/15/09	5,000,000 [a]	5,293,900
Michigan Strategic Fund, LOR (The Detroit Edison Company Exempt Facilities Project) (Insured; XLCA)	5.25	12/15/32	3,000,000	3,104,130
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	13,500,000	13,498,650
Minnesota--4.9%				
Dakota County Community Development Agency, SFMR (Mortgage-Backed Securities Program) (Collateralized: FHLMC, FNMA and GNMA)	5.15	12/1/38	2,497,540	2,511,426
Dakota County Community Development Agency, SFMR (Mortgage-Backed Securities Program) (Collateralized: FHLMC, FNMA and GNMA)	5.30	12/1/39	4,970,931	5,086,058
Duluth Economic Development Authority, Health Care Facilities Revenue (Saint Luke's Hospital)	7.25	6/15/32	5,000,000	5,486,350
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/25	2,000,000	2,155,960
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/30	2,000,000	2,163,120
Saint Paul Port Authority, Hotel Facility Revenue (Radisson Kellogg Project)	7.38	8/1/08	3,000,000 [a]	3,198,990
United Hospital District of Todd, Morrison, Cass and Wadena Counties, GO Health Care Facilities Revenue (Lakewood Health System)	5.13	12/1/24	1,500,000	1,509,135
Winona, Health Care Facilities Revenue (Winona Health Obligated Group)	6.00	7/1/26	5,000,000	5,358,050
Mississippi--3.4%				
Clairborne County, PCR (System Energy Resources, Inc. Project)	6.20	2/1/26	4,545,000	4,561,317
Mississippi Business Finance				

Corporation, PCR (System Energy Resources, Inc. Project)	5.88	4/1/22	14,310,000	14,450,238
Missouri--2.9%				
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	5.38	12/1/27	2,000,000	2,055,200
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	5.50	12/1/32	4,500,000	4,652,955
Missouri Development Finance Board, Infrastructure Facilities Revenue (Independence, Crackerneck Creek Project)	5.00	3/1/28	2,000,000	2,019,480
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Anthony's Medical Center)	6.25	12/1/10	6,750,000 [a]	7,291,080
Montana--.2%				
Montana Board of Housing, SFMR	6.45	6/1/29	1,335,000	1,361,166
Nevada--3.6%				
Clark County, IDR (Nevada Power Company Project)	5.60	10/1/30	3,000,000	3,017,370
North Las Vegas, GO Wastewater Reclamation System Bonds (Insured; MBIA)	4.50	10/1/36	5,000,000	4,776,550
Washoe County, GO Convention Center Revenue (Reno-Sparks Convention and Visitors Authority) (Insured; FSA)	6.40	1/1/10	12,000,000 [a]	12,708,000
New Hampshire--2.6%				
New Hampshire Business Finance Authority, PCR (Public Service Company of New Hampshire) (Insured; AMBAC)	6.00	5/1/21	7,000,000	7,239,610
New Hampshire Health and Educational Facilities Authority, Revenue (Exeter Project)	6.00	10/1/24	1,000,000	1,075,150
New Hampshire Health and Educational Facilities Authority, Revenue (Exeter Project)	5.75	10/1/31	1,000,000	1,054,330
New Hampshire Industrial Development Authority, PCR (Connecticut Light and Power Company Project)	5.90	11/1/16	5,000,000	5,127,950

New Jersey--4.5%				
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.75	6/15/34	2,500,000	2,650,900
New Jersey Economic Development Authority, Special Facility Revenue (Continental Airlines, Inc. Project)	6.25	9/15/29	3,000,000	3,094,650
New Jersey Transportation Trust Fund Authority (Transportation System)	5.25	12/15/22	5,000,000	5,411,500
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/13	5,640,000 [a]	6,522,547
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/41	8,000,000	7,569,520
New Mexico--1.3%				
Farmington, PCR (Tucson Electric Power Company San Juan Project)	6.95	10/1/20	4,000,000	4,094,720
New Mexico Mortgage Finance Authority, Single Family Mortgage Program Revenue (Collateralized: FHLMC, FNMA and GNMA)	7.00	9/1/31	1,475,000	1,495,488
New Mexico Mortgage Finance Authority, Single Family Mortgage Program Revenue (Collateralized: FHLMC, FNMA and GNMA)	6.15	7/1/35	1,795,000	1,887,676
New York--10.9%				
Long Island Power Authority, Electric System General Revenue (Insured; FSA)	5.13	12/1/16	20,000,000 [c,d]	20,460,700
New York City	5.00	8/1/28	8,000,000	8,268,240
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center Project)	6.25	3/1/15	3,000,000	3,154,680
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	2,800,000	3,389,036
New York Liberty Development Corporation, Revenue (Goldman Sachs Headquarters Issue)	5.25	10/1/35	14,000,000	15,207,920
Tobacco Settlement Financing Corporation of New York,				

Asset-Backed Revenue Bonds (State Contingency Contract Secured) (Insured; AMBAC)	5.25	6/1/21	5,000,000	5,265,900
Triborough Bridge and Tunnel Authority, Revenue	5.25	11/15/30	5,220,000	5,471,552
North Carolina--.6%				
Gaston County Industrial Facilities and Pollution Control Financing Authority, Exempt Facilities Revenue (National Gypsum Company Project)	5.75	8/1/35	3,000,000	3,134,520
North Dakota--.2%				
North Dakota Housing Finance Agency, Home Mortgage Revenue (Housing Finance Program)	6.15	7/1/31	845,000	859,813
Ohio--5.2%				
Canal Winchester Local School District (Insured; MBIA)	0.00	12/1/29	3,955,000	1,365,385
Canal Winchester Local School District (Insured; MBIA)	0.00	12/1/31	3,955,000	1,238,825
Cleveland State University, General Receipts (Insured; FGIC)	5.00	6/1/34	6,150,000	6,332,778
Cuyahoga County, Revenue	6.00	1/1/32	750,000	811,087
Ohio, SWDR (USG Corporation Project)	5.60	8/1/32	7,805,000	7,978,973
Ohio Air Quality Development Authority, PCR (The Cleveland Electric Illuminating Company Project) (Insured; ACA)	6.10	8/1/20	3,000,000	3,063,330
Ohio Water Development Authority, PCR (The Cleveland Electric Illuminating Company Project) (Insured; ACA)	6.10	8/1/20	4,350,000	4,441,829
Toledo Lucas County Port Authority, Airport Revenue (Baxter Global Project)	6.25	11/1/13	3,800,000	3,970,050
Oklahoma--2.6%				
Oklahoma Housing Finance Agency, SFMR (Homeownership Loan Program)	7.55	9/1/28	1,135,000	1,153,239
Oklahoma Housing Finance Agency, SFMR (Homeownership Loan Program) (Collateralized: FNMA and GNMA)	7.55	9/1/27	910,000	935,589
Oklahoma Industries Authority, Health System Revenue (Obligated Group) (Insured; MBIA)	5.75	8/15/09	5,160,000 [a]	5,403,088
Oklahoma Industries Authority,				

Health System Revenue (Obligated Group) (Insured; MBIA)	5.75	8/15/29	7,070,000	7,353,719
Pennsylvania--4.1%				
Coatesville Area School District, GO (Insured; FSA)	5.00	8/1/23	5,340,000 [b]	5,614,156
Lehman Municipal Trust Receipts (Pennsylvania Economic Development Financing Authority, SWDR (USG Corporation Project))	6.00	6/1/31	9,310,000 [c,d]	9,657,868
Pennsylvania Economic Development Financing Authority, Exempt Facilities Revenue (Reliant Energy Seward, LLC Project)	6.75	12/1/36	2,500,000	2,750,675
Philadelphia Authority for Industrial Development, Revenue (Please Touch Museum Project)	5.25	9/1/31	2,500,000	2,576,900
Philadelphia Authority for Industrial Development, Revenue (Please Touch Museum Project)	5.25	9/1/36	2,500,000	2,563,850
South Carolina--4.8%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.50	12/1/12	5,000 [a]	5,389
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.50	12/1/12	20,020,000 [a,c,d]	21,575,754
Greenville Hospital System, Hospital Facilities Revenue (Insured; AMBAC)	5.50	5/1/26	5,000,000	5,267,450
Tennessee--3.4%				
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	7.50	7/1/25	5,000,000	5,721,150
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	7.50	7/1/33	3,000,000	3,423,990
Memphis Center City Revenue Finance Corporation, Sports Facility Revenue (Memphis Redbirds Baseball Foundation Project)	6.50	9/1/28	10,000,000	9,878,900
Texas--13.5%				

Alliance Airport Authority Inc., Special Facilities Revenue (American Airlines, Inc. Project)	5.75	12/1/29	5,000,000	5,000,500
Austin Convention Enterprises Inc., Convention Center Hotel First Tier Revenue	6.70	1/1/11	4,000,000 a	4,350,680
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corporation Revenue (American Airlines, Inc.)	6.38	5/1/35	10,630,000	10,864,391
Gulf Coast Industrial Development Authority, Environmental Facilities Revenue (Microgy Holdings Project)	7.00	12/1/36	6,000,000	6,397,800
Harris County Health Facilities Development Corporation, HR (Memorial Hermann Healthcare System)	6.38	6/1/11	8,500,000 a	9,290,415
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Terminal E Project)	6.75	7/1/29	5,125,000	5,443,365
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Terminal E Project)	7.00	7/1/29	3,800,000	4,089,636
Sabine River Authority, PCR (TXU Electric Company Project)	6.45	6/1/21	11,300,000	11,687,138
Sam Rayburn Municipal Power Agency, Power Supply System Revenue	5.75	10/1/21	6,000,000	6,391,860
Texas Department of Housing and Community Affairs, Home Mortgage Revenue (Collateralized: FHLMC, FNMA and GNMA)	9.61	7/2/24	1,050,000 e	1,105,346
Texas Turnpike Authority, Central Texas Turnpike System Revenue (Insured; AMBAC)	5.75	8/15/38	7,100,000	7,589,048
Tyler Health Facilities Development Corporation, HR (East Texas Medical Center Regional Healthcare System Project)	6.75	11/1/25	3,000,000	3,019,800
Vermont--.2%				
Vermont Housing Finance Agency,				

SFHR (Insured; FSA)	6.40	11/1/30	945,000	954,620
Virginia--2.1%				
Greater Richmond Convention Center Authority, Hotel Tax Revenue (Convention Center Expansion Project)	6.25	6/15/10	10,500,000 [a]	11,272,590
Pittsylvania County Industrial Development Authority, Exempt Facility Revenue (Multitrade of Pittsylvania County, L.P. Project)	7.65	1/1/10	600,000	627,342
Washington--2.2%				
Seattle, Water System Revenue (Insured; FGIC)	6.00	7/1/09	10,000,000 [a]	10,504,800
Washington Health Care Facilities Authority, Revenue (Kadlec Medical Center) (Insured; Assured Guaranty)	5.00	12/1/30	2,000,000	2,050,540
West Virginia--.4%				
West Virginia Water Development Authority, Water Development Revenue (Insured; AMBAC)	6.38	7/1/39	2,250,000	2,401,762
Wisconsin--8.0%				
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	6.13	6/1/27	11,840,000 [c,d]	12,490,845
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/28	22,995,000	25,630,227
Madison, IDR (Madison Gas and Electric Company Projects)	5.88	10/1/34	2,390,000	2,524,700
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care, Inc.)	6.40	4/15/33	4,000,000	4,368,400
Wyoming--.8%				
Sweetwater County, SWDR (FMC Corporation Project)	5.60	12/1/35	4,500,000	4,726,125
U.S. Related--1.5%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/55	20,000,000	748,600
Guam Housing Corporation, SFMR (Guaranteed Mortgage-Backed Securities Program) (Collateralized; FHLMC)	5.75	9/1/31	965,000	1,012,758
Puerto Rico Highways and Transportation Authority,				

Transportation Revenue	6.00	7/1/10	6,000,000 [a]	6,408,360
Total Long-Term Municipal Investments (cost $843,680,710)				**880,317,972**

Short-Term Municipal Investments--.2%	**Coupon Rate (%)**	**Maturity Date**	**Principal Amount ($)**	**Value ($)**
Michigan--.0%				
University of Michigan Regents, HR	3.90	7/1/07	200,000 [f]	200,000
Montana--.2%				
Montana Facility Finance Authority, Revenue (Sisters of Charity of Leavenworth Health System) (Liquidity Facility; JPMorgan Chase Bank)	3.86	7/1/07	1,200,000 [f]	1,200,000
Total Short-Term Municipal Investments (cost $1,400,000)				**1,400,000**
Total Investments (cost $845,080,710)			**156.9%**	**881,717,972**
Liabilities, Less Cash and Receivables			**(6.2%)**	**(34,737,358)**
Preferred Stock, at redemption value			**(50.7%)**	**(285,000,000)**
Net Assets Applicable to Common Shareholders			**100.0%**	**561,980,614**

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Purchased on a delayed delivery basis.

c Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2007, these securities amounted to $72,912,677 or 13.0% of net assets to Common Shareholders.

d Collateral for floating rate borrowings.

e Inverse floater security--the interest rate is subject to change periodically.

f Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation

FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance